Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports Orders for Four Renaissance Systems During the
Second Quarter of 2014

CAESAREA, Israel – July 2, 2014 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQ GM: MZOR), a developer of innovative guidance systems and complementary products, announced today that it received orders for and delivered four Renaissance systems, two in the U.S. and two in international markets, in the second quarter which ended June 30, 2014. Of the four systems, one included the recently launched brain surgery module.

Today’s announcement was made in accordance with Mazor Robotics’ disclosure policy of announcing the total number of Renaissance systems orders in the quarter immediately after the end of the quarter.  Mazor Robotics will announce the second quarter financial results in early August.

“Interest on the part of surgeons to acquire the Renaissance system reached all time highs, and clinical results from the use of our system continue to be outstanding.  As a result, our system order pipeline remains strong,” said Ori Hadomi, CEO of Mazor Robotics. “The first U.S. commercial order of our recently released brain surgery module from a new customer as part of its Renaissance installation represents a new milestone for Mazor. The brain application is gaining interest with new and existing customers.  During the quarter we faced extended administrative approval processes for system orders by additional potential customers. We currently expect these additional system orders to be concluded during the second half of the year.”

About Mazor
Mazor Robotics is dedicated to the development and marketing of innovative surgical guidance systems and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance®, is a state-of-the-art surgical guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 45,000 implants worldwide. Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology. For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws.  Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding interest on the part of surgeons to acquire the Renaissance system continuing to reach all time highs, that our system order pipeline remains strong, that the brain application is gaining interest with new and existing customers, and that system sales by additional potential customers are expected to conclude beyond quarter end, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 9, 2014 and in subsequent filings with the SEC.  For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212.850.6020; 646.201.5447

David Schemelia/John Carter – Media
dave@evcgroup.com; jcarter@evcgroup.com;
646.201.5431; 212.850.6021